UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K    ☐ Form 20-F     ☐ Form 11-K ☐     Form 10-Q ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

PFO Global, Inc.

Full Name of Registrant

Former Name if Applicable

14401 Beltwood Parkway W., Suite 115

Address of Principal Executive Office (Street and Number)

Farmers Branch, TX 75244

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PFO Global, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) within the prescribed period, due to the increased time required to finalize the financial statements for this Annual Report, the Registrant’s first following the Registrant’s business combination completed on June 30, 2015, and the analysis of certain capital transactions. The Registrant will file such Annual Report no later than fifteen (15) days after the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brigitte Rousseau	(972)	573-6135
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

PFO Global, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By:	/s/ Brigitte Rousseau
	Name:	Brigitte Rousseau
	Title:	Chief Financial Officer

Attachment to Form 12b-25

Explanation for Part IV, Item 3.

On June 30, 2015 (the “Effective Date”), Pro Fit Optix Holding Company, LLC (“Holding”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PFO Global, Inc., formerly Energy Telecom, Inc. (the “Company”), and PFO Acquisition Corp., a wholly-owned subsidiary of the Company (“Merger Sub”). Pursuant to the Merger Agreement, on the Effective Date, the Company completed the acquisition of Holding by means of a merger of Merger Sub with and into Holding, such that Holding became a wholly-owned subsidiary of the Company (the “Merger”). For accounting purposes, the Merger was recognized in accordance with ASC 805-40, Reverse Acquisitions. Accordingly, PFO Global, Inc. has been recognized as the accounting acquiree in the Merger, with Holding being the accounting acquirer. As such, the historical financial statements of Holding will be treated as the historical financial statements of the combined company. Therefore, as a result of the Merger, the Company anticipates that it will report significant changes in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the subject report on Form 10-K. It is not possible to estimate the results of the Registrant’s operations until the preparation of the financial statements after the purchase accounting is complete.